U.S. WELL SERVICES, INC. 1360 Post Oak Boulevard, Suite 1800 Houston, Texas 77056

August 25, 2020

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Timothy S. Levenberg

Re:	U.S. Well Services, Inc. Registration Statement on Form S-3 File No. 333-248086

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Well Services, Inc. (the “Company”), the registrant under the registration statement on Form S-3, File No. 333-248086 (the “Registration Statement”), respectfully requests that the Registration Statement be declared effective at 3:00 p.m., Washington, D.C. time, on August 28, 2020, or as soon as practicable thereafter.

Very truly yours,

U.S. WELL SERVICES, INC.

/s/ Kyle O’Neill
Kyle O’Neill
Chief Financial Officer